WHITE OAK MERCHANT PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION


JUNE 30, 2018

**EisnerAmper LLP**
One Market, Landmark, Suite 620
San Francisco, CA 94105
T  415.974.6000
F  415.974.5488
www.eisneramper.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
  White Oak Merchant Partners, LLC

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of White Oak Merchant Partners, LLC (the "Company") as of June 30, 2018 and the related notes (collectively, referred to as the "financial statement").  In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company as of June 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

This financial statement is the responsibility of the Company's management.  Our responsibility is to express an opinion on the Company's financial statement based on our audit.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.  Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.  Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement.  We believe that our audit provides a reasonable basis for our opinion.

*EisnerAmper LLP*

We have served as the Company's auditor since 2012.  Partners of Harb, Levy & Weiland LLP ("HLW") joined EisnerAmper LLP in 2012.  HLW had served as the Company's auditor since 2007.

EISNERAMPER LLP
San Francisco, California
August 13, 2018



**WHITE OAK MERCHANT PARTNERS, LLC**
Statement of Financial  Condition
June 30, 2018

| | | |
|---|---|---:|
| *Assets* | | |
| Cash | $ | 359,473 |
| Prepaid Expenses | | 15,723 |
| Other Receivables | | 735 |
| | | |
| Total assets | $ | 375,931 |
| | | |
| *Liabilities and Member's Equity* | | |
| Accounts payable and accrued expenses | $ | 108,063 |
| | | |
| Member's equity | | 267,868 |
| | | |
| Total liabilities and member's equity | $ | 375,931 |

1. <u>Business and Summary of Significant Accounting Policies</u> <u>Business</u>

White Oak Merchant Partners, LLC (the "Company") is a California Limited Liability Company formed on December 5, 2005. The Company is registered with the Securities and Exchange Commission as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

As a limited liability company, member's liability is limited to the amount reflected in their capital accounts.

<u>Basis of Presentation</u>

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

<u>Revenue</u>

Private placement transaction and service fee revenue includes fees from debt offerings and debt advisory in which the Company acts as a placement agent or advisor, respectively. Private placement transaction fee revenue is recorded upon completion of the transactions per the term of the agreements. Private placement service fee revenue is recorded when services are provided per the terms of the agreements.

<u>Recent Accounting Pronouncements</u>

In May 2014 the FASB issued new accounting guidance, accounting standards update number 2014-09 ("ASU 2014-09") revenue from contracts with customers, on revenue recognition. The new standard provides for a single five-step model to be applied to all the revenue contracts with customers as well as requires additional financial statement disclosure that will enable users to understand the nature, amount, timing and uncertainty of revenue and cash flows relating to customer contracts. Companies have the option to use either a retrospective approach or a cumulative effect adjustment approach to implement the standard. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. The Company completed its implementation analysis, including identification of revenue streams and reviews of customer contracts under ASU 2014-09's framework. The analysis included reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under the new standard. The Company has evaluated the new guidance and the adoption

Recent Accounting Pronouncements (continued)

is not expected to have significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

Cash

The Company maintains its cash in bank deposit accounts with a commercial bank, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Income Taxes

The Company elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the members. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

Use of Estimates

The process of preparing financial statements in conformity with US Generally Accepted Accounting Principles requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2.  Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

3.     Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.  At June 30, 2018, the Company had net capital of $251,410 which was $244,206 in excess of its required net capital of $7,204. The Company's  aggregate indebtedness to net capital ratio was .4298 to 1. The Company claims an exemption from Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

4.     Related Party Transactions

Effective August 2015, the Company had verbally revised the previously entered into expense sharing agreement with an affiliate, White Oak Global Advisors, LLC ("WOGA").  Both WOGA and Company are wholly owned by White Oak Financial, LLC. Under the terms of this Agreement, WOGA has agreed to pay all ordinary operating costs attributable to the activities of the Company, including office rent, utilities, information technology infrastructure, printing fees, and telephone fees. The revised expense sharing agreement was formally memorialized on December 1, 2015.

During the year ended June 30, 2018, the Company incurred expenses in the amount of $75,857 which were paid by a related party, White Oak Global Advisors. At June 30, 2018 $75,857 was payable to the related party which is included in accounts payable and accrued expenses in the accompanying statement of financial condition.

During the year ended June 30, 2018, the Company made capital distributions to its parent company in the amount of $2,635,000.

From time to time, White Oak Merchant Partners' affiliated entities participate in deals for which the Company acts as a broker-dealer. In such instances, the Company does not earn fees for the participation of affiliated entities.

The Company provides advisory and placement agent services to clients for private debt offerings where funds and separately managed accounts advised by WOGA may act as lenders to the Company's clients. During the year ended June 30, 2018, the Company did not earn service fees from advisory services to clients advised by WOGA.

5.  Contingency

From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. There are no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on the Company's financial position.

On March 5, 2016, Intrepid Investments, LLC ("Intrepid") instituted an action in the Court of Chancery of the State of Delaware captioned Intrepid Investments, LLC - V. - London Bay Capital, LLC, London Bay Fund I, LLC, London Bay -TSS Acquisition Company, LLC, London Bay - TSS Holding Company, LLC, Olayan America Corporation, Crel Investments Limited, CREL/Oak, LLC, KHL Limited Lone Star SPV I, LLC, LS Holdings Group, LLC, LBCDLF, LLC, Selling Source Investment Company, LLC, Derek Craig Lafavor Living Trust, DLF Services, Inc., White Oak Global Advisors, LLC, White Oak Merchant Partners, LLC, White Oak Strategic Master Fund, L.P., Full Circle Capital Corporation, Sam Humphreys, Alton Irby, Douglas Tulley, Michael Levin, David Kostman, Glenn Mckay, Derek Lafavor, and Michael Brant, Civil Action No. 12077-VCS. The suit alleges that the non-White Oak Defendants, as majority owners of Selling Source, LLC, engaged in a set of transactions that harmed minority owner Intrepid. Intrepid alleges that White Oak Global Advisors, White Oak Merchant Partners, and White Oak Strategic Master Fund, as lenders to certain of the majority owners, knowingly participated in some of these transactions and are therefore liable. White Oak does not believe that White Oak Merchant Partners or White Oak Strategic Master Fund were at all involved in the loans at issue. Delaware counsel has been identified, and all White Oak parties intend to file a motion to dismiss some or all of the claims. In March 2017, Selling Source's local counsel provided a status report to the Delaware Chancery Court indicating that the parties wished for this litigation to remain on hold, and no court action took place until early 2018 at which time the litigation again became active. Since that time, a briefing schedule has been agreed upon with the Chancery Court, and the motions to dismiss are scheduled to be submitted to the court in November 2018. At this stage in the litigation, it is uncertain whether the court will dismiss all claims against White Oak defendants, or, if they are dismissed, whether Intrepid will have the opportunity to amend its pleading to overcome any deficiencies.

White Oak Global Advisors, LLC is fully insured for such litigation, and, in any event, even a negative outcome in this litigation would not have an adverse, material impact on the financial condition of White Oak Merchant Partners, LLC.

6.  Subsequent Events

In July 2018, the Company received revenue of $750,000 for a successful private placement.
In August 2018, the Company made a capital distribution of $600,000.